Filed pursuant to Rule 424(b)(3)

Registration No. 333-163336

Supplement to Prospectus dated December 1, 2009

NKSJ HOLDINGS, INC.

Exchange for Shares of Common Stock of SOMPO JAPAN INSURANCE INC.

Exchange for Shares of Common Stock of NIPPONKOA Insurance Company, Limited

This Supplement amends and supplements the prospectus, dated December 1, 2009 (the “Prospectus”), of SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) and NIPPONKOA Insurance Company, Limited (“Nipponkoa”), relating to the proposed integration of their management and business under a new holding company called NKSJ Holdings, Inc. (“Holdings”). Under this proposal, which has been approved by the boards of directors of Sompo Japan and Nipponkoa, the two companies will become wholly owned subsidiaries of Holdings in a statutory joint share transfer (kyodo-kabushiki-iten) under Japanese law (the “Share Exchange”). The Prospectus was distributed to U.S. resident shareholders of Sompo Japan and Nipponkoa on or around December 1, 2009. This Supplement is being distributed to U.S. resident shareholders of Nipponkoa and contains information regarding the change in the schedule for the extraordinary general meeting of Nipponkoa’s shareholders (the “Meeting”) to be held for the purpose of voting on the proposed Share Exchange. Sompo Japan is not changing the schedule for the extraordinary general meeting of its shareholders to be held for the same purpose.

This Supplement contains information that is important to you. You should read this Supplement carefully in conjunction with the Prospectus before making your investment decision.

Change of the Date of the Extraordinary General Meeting of Nipponkoa’s Shareholders

On or around December 1, 2009, Nipponkoa distributed to its shareholders the Japanese-language original version of the notice of convocation of the Meeting in accordance with Japanese law. To achieve even fuller disclosure in Japanese of information for the benefit of its shareholders, Nipponkoa has made certain amendments to the notice of convocation, and is distributing a notice concerning such amendments to its shareholders in accordance with Japanese law. Such amendments relate to the disclosures regarding (i) Sompo Japan’s issuance of subordinated bonds on May 27, 2009 and (ii) Sompo Japan’s acquisition of common shares and non-voting preferred shares of Maritima Seguros S.A. on July 24, 2009. The above-referenced matters are already disclosed in “Sompo Japan Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources—Recent capital-raising activity”, “Business of Sompo Japan—Overseas Business—South America”, Note 19 to the consolidated financial statements of Sompo Japan, and elsewhere in the Prospectus. Therefore, this Supplement does not amend or supplement the Prospectus regarding such disclosures.

In connection with the amendments described above, Nipponkoa’s board of directors has changed the scheduled time and date of the Meeting from 10:00 a.m. on December 22, 2009 (Japan time) to 10:00 a.m. on December 30, 2009 (Japan time), and the deadline by which voting rights may be exercised either via mail-in-ballot or via the Internet has been changed from 5:00 p.m. on December 21, 2009 (Japan time) to 5:00 p.m. on December 29, 2009 (Japan time). Nipponkoa’s shareholders may continue to use the same mail-in-ballot card already distributed to them pursuant to Japanese law on or around December 1, 2009, taking into account the above changes. All other terms and conditions of the Meeting remain the same.

For a discussion of voting procedures related to the Meeting of Nipponkoa, see “The Extraordinary General Meeting of Nipponkoa Shareholders” of the Prospectus, but references thereunder to “December 22, 2009” should be read as if they were references to “December 30, 2009”. Also, the reference to “December 15, 2009” under “References to Additional Information” of the Prospectus should be read as if it were a reference to “December 22, 2009”.

Supplement dated December 15, 2009